FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

April 23, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Global Equity Fund (the “Fund”)

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to your April 11, 2014 comments on its Rule 485(a) Post-Effective Amendment No. 148 and Amendment No. 142, with respect to the Fund, submitted via EDGAR on February 25, 2014.

PROSPECTUS COMMENTS:

1. In response to your comment regarding the fee table footnote, the termination date has been changed. Also, the Registrant confirms that there is no recoupment of amounts waived and/or reimbursed.

2. In response to your comment regarding the expense example, the Registrant confirms that waivers are not reflected in the fee example.

3. In response to your comment regarding companies of “any style”, the sentence inboth the summary and statutory strategy sections will be revised to read as follows:

“The Fund may invest in a company of any style (e.g., growth or value style of investing) and/or size including companies with large, medium or small market capitalizations.”

4. In response to your comment regarding fixed-income securities the sentence in both the summary and statutory strategy sections will be revised to read as follows:

“The Fund may also opportunistically invest in emerging market fixed income securities, which may include investments in non-investment grade securities, sometimes referred to as “high-yield” securities or “junk bonds,” to gain exposure to a certain market sectors or for other reasons consistent with its investment strategy.”

5. In response to your comment regarding the buying and selling of foreign currencies, the Registrant would like to direct attention to the 8th sentence of the 6th paragraph of the statutory strategy for a detailed explanation of how foreign currencies will be utilized.

In response to your comment regarding the July 2010 letter related to derivatives disclosure, the Registrant confirms that it has reviewed the referenced July 2010 letter and it believes that its disclosure meets the requirements articulated in that letter.

With respect to the portion of the comment relating to the foreign equity markets, the following sentence will be revised as follows:

“The Fund may buy or sell foreign currencies (which may be implemented through derivative contracts such as forward or future contracts) in lieu of or in addition to non-dollar denominated foreign equity securities in order to increase or decrease its exposure to foreign currency markets.”

6. In response to your comment regarding the 80% policy, it has been revised to read as follows:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in emerging market equity securities. The Fund will provide shareholders with at least 60 days prior notice of any changes in this policy as required by Rule 35d-1. This policy shall be interpreted and implemented in accordance with its purpose, which is solely to comply with Rule 35d-1.”

7. In response to your comment regarding the 80% policy and emerging markets the following is being added to the summary and statutory strategy sections:

“The securities of issuers in emerging markets in which the Fund may invest include investments that are tied economically to emerging markets e.g. Hong Kong, Singapore and Austrian investments.  Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar characteristics. Emerging markets may also include companies, regardless of where they are domiciled, that derive a significant amount of their revenue from emerging market countries. It may also include derivatives economically tied to emerging markets.”

8. In response to your comment on the hybrid instruments, certain regions may have foreign ownership restrictions that prevent direct investment by a Fund (e.g., China A-share market).  The Adviser can, as an alternative, purchase hybrid instruments such as equity-linked notes, to gain exposure to these restricted markets.  Similarly, various EM country-specific ETFs are available, which trade on the New York, London and Hong Kong exchanges and provide both country and foreign exchange exposure to the Fund.

9. In response to your comment regarding the summary tax information section, the Registrant respectfully acknowledges the comment, but feels the disclsoure meets the requirements of Item 7 of Form N-1A.

10. In response to your comment regarding unsponsored ADRs, the Registrant confirms that the Fund does not invest in that type of ADR and therefore feels that the current definition is sufficient.

11. In response to your comment regarding derivatives, Please see out response to Comment #7.

12. In response to your comment regarding securities lending, the Registrant draws attention to the risks disclosed within the Securities Lending definition and also notes that those risks are fully disclosed in the section entitled “What are the Specific Risks of Investing in the Fund?”

13. In response to your comment regarding sector risk, the Registrant confirms that it does not have an investment policy to concentrate in a sector, but may, from time to time be overweight in a particular sector.

14. In response to your comment regarding to interest rate risk, the last sentence will be revised to read as follows:

“Duration measures the price sensitivity of a fixed-income security to changes in interest rates (but does not measure time to maturity).”

15. In response to your comment regarding the valuation of ETFs:

ETFs and closed-end funds are traded on exchanges, and are valued at their closing price as reported by the exchange. Thus, they are already covered by the valuation language disclosed in the “What do Shares Cost?” section:

  Equity securities listed on an exchange or traded through a regulated market system are valued at their last reported sale price or official closing price in their principal exchange or market.

16. In response to your comment regarding the statutory tax information section, the Registrant respectfully acknowledges the comment, but believes the disclsoure meets the requirements of Item 11 (f) of Form N-1A.

17. In response to your comment regarding thee portfolio manager bios, both bios will be revised to include disclsoure as to the portfolio managers employment from 2007 unitl 2010.

SAI COMMENTS:

18. In response to your comment regarding reverse repurchase agreements and delayed delivery transactions, the Registrant draws attention to the Asset Segregation disclsoure on Page 8 of the SAI. The Registrant feels that the disclsoure is sufficiently describes the asset segregation procedures.

19. In response to your comment regarding the fundamental limitations, the Registrant respectfully acknowledges the comment, but believes the disclosure is sufficient.

20. In response to your comment regarding the non-fundamental limitation related to investing in securities of other investment companies, the Registrant respectfully acknowledges the comment, but believes the disclosure is sufficient. Also, the following will be added to the securities definition of Investing in Securities of Other Investment Companies:

“The Fund reserves the right to invest in other investment companies in excess of the limitations of Rule 12d-1.”

21. In response to your comment regarding illiquid securities, the Registrant respectfully notes that the limitation applies at the time of investment.

22. In response to your comment regarding the tax information the Registrant respectfully acknowledges the comment, but feels the disclsoure meets the requirements of Item 11 24 of Form N-1A. Also, the last sentence of the second paragraph under the sub-heading of “Foreign Investment” will be revised as follows:

“Therefore, to the extent that currency fluctuations result in a portion of distributions being designated as a return of capital, a shareholder's tax basis in its shares of the Fund will be reduced accordingly, which may be of concern to certain shareholders.”

23. In response to your comment regarding the trustee table, the Registrant confirms through the review of the annual independent trustee questionnaire that the principal occupations cover the past 5 years. The Registrant will take the rest of the comment under advisement.

24. In response to your comment regarding the format of the trustee table, the Registrant will take the comment under advisement.

25. In response to your comment regarding the number of portfolios the trustees oversee, the Registrant directs your attention to the last sentence of the introductory paragraph under the “Board of Trustees” section.

26. In response to your comment regarding other directorships in the trustee table, the Registrant confirms that other directorships are disclosed where applicable, in the officer and director table.

27. In response to your comment regarding trustee compensation, the Registrant confirms that no pension or retirement benefits are included in the total compensation column of the trustee table.

28. In response your comment regarding the portfolio manager compensation, the Registrant notes that, in response to the Board’s request for information related to its annual consideration of advisory contracts under Section 15(c) of the Investment Company Act of 1940, the Fund’s Adviser provides the Fund’s Board with information regarding the compensation program for portfolio managers (including information about potential conflicts).  In addition, the Fund’s Board has approved various investment management procedures, such as an equity allocation procedure, to safeguard Funds from being negatively affected as a result of any potential conflicts.  From time to time, the Fund’s Board requests and receives additional information about the portfolio manager compensation program to ensure they are fully informed about its structure and impact.

29. In response to your comment regarding the brokerage and research service practices, the Registrant confirms that all practices are within the limits of Rule 28 (e)’s safe harbor.

30. In response to your comment regarding the fees paid table, the table has been revised.

31. In response to your comment regarding Part C, the document has been revised to include the incorporation by reference for the Indemnification.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal